Exhibit 8.1
List of Subsidiaries

		Ownership interest
Particulars	Country of incorporation	2010(%)	2009(%)	2008(%)
Significant subsidiaries
Sify Software Limited	India	100	100	100
Sify International Inc	US	100	100	100
Sify Technologies (Singapore) Pte Limited	Singapore	100	—	—